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                                                           EXHIBIT 99.(a)(5)(iv)

TODD SHIPYARDS CORPORATION
1801 SIXTEENTH AVENUE, S.W.
SEATTLE, WASHINGTON 98134

                             For Release: Immediate
                          Contact: Carol Louie Druxman
                                     206-623-1635 ext. 106

      TODD SHIPYARDS CORPORATION ANNOUNCES DUTCH AUCTION SELF-TENDER OFFER
                           FOR UP TO 4,000,000 SHARES

     SEATTLE, WA, JUNE 28, 2001 . . . Todd Shipyards Corporation (the "Company") today announced that its Board of Directors has approved a tender offer for up to 4,000,000 shares of the Company's Common Stock at a price of not in excess of $8.25 or less than $7.00 per share. The exact price will be determined by a procedure commonly referred to as a "Dutch Auction." (See Editor's Note.)

     The Company has approximately 9,362,680 shares of Common Stock currently outstanding. This offering to repurchase up to 4,000,000 shares of Common Stock from existing stockholders equates to approximately 42.7 percent of the number of shares outstanding. The closing price for the Company's Common Stock on the New York Stock Exchange on June 27, 2001, the last full day of trading prior to commencement of this tender offer, was $7.55 per share.

     The Company stated that neither the Company nor its Board of Directors makes any recommendation to stockholders to tender shares of Common Stock. The Company anticipates that the offer will commence today and documents will begin being mailed to stockholders today. The tender offer, proration period and withdrawal rights will expire at midnight (EDT) on July 31, 2001, unless extended. The Company also stated that it is advised that certain directors and officers of the Company intend to tender approximately 1,514,937 shares, representing approximately 53.3% of such persons' holdings and approximately 37.9% of the 4,000,000 shares sought in the offer.

     US Bancorp Piper Jaffray is acting as Dealer Manager of the offer and Morrow & Co., Inc. is acting as the Information Agent. Questions and requests for assistance or for copies of the Offer to Purchase may be directed to either the Dealer Manager or Information Agent at their respective addresses and telephone numbers listed below.

DEALER MANAGER:                                INFORMATION AGENT:
U.S. Bancorp Piper Jaffray                     Morrow & Co., Inc.
11111 Santa Monica Boulevard                   445 Park Avenue
Suite 1210                                     New York, NY 10022
Los Angeles, California 90025                  (800) 607-0088
(888) 466-5542

EDITOR'S NOTE: Under this tender offer, the price to be paid per share will be set by "Dutch Auction," meaning the Company will pay only that amount per share which is necessary, within the stated range, in order to secure the needed number of shares to complete the offer. Once the price per share is determined, all shareholders will be paid the same amount for each share of stock sold.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF TODD'S COMMON STOCK. THE SOLICITATION OF OFFERS TO SELL TODD'S COMMON STOCK WILL BE MADE ONLY PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT TODD WILL BE DISTRIBUTING TO ITS SHAREHOLDERS SHORTLY. SHAREHOLDERS SHOULD READ THOSE MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS AND CONDITIONS OF THE OFFER.